K E N N E T H I. D E N O S, P. C.

                          11585 SOUTH STATE, SUITE 102
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                               KDENOS@DENOSLAW.COM


                                December 30, 2004

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         Re:      Cancer Therapeutics, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119915

Dear Messrs. Ingram and Reynolds:

         This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your comments to our initial filing on Form SB-2 on October 22, 2004. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated November 23, 2004, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

General

1. COMMENT. We note that the registration statement covers the resale of all of the Cancer Therapuetics, Inc.'s outstanding securities. Your offering appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters. Review your disclosure throughout the prospectus accordingly.

         RESPONSE: Based upon our discussions with you and subsequently with management of the Company, we have modified the registration statement to cover the issue of new shares instead of covering the resale by selling stockholders, and have consequently eliminated discussion in the registration statement concerning resales of existing shares.

2. COMMENT. A currently dated consent of the independent accountants should be included in any amendment to the registration statement.

         RESPONSE: We have included a currently dated consent of the independent accountants in the attached amendment to the registration statement on page F/S-3.


Prospectus Summary

3. COMMENT. Clarify, if true, that the information contained on your website does not constitute part of the prospectus.

         RESPONSE:  Please see additional disclosures provided on page 1.

4. COMMENT. Please add disclosure addressing the Company's going concern qualification, its accumulated deficit of $ 2,726,721, the fact that it has negative working capital, negative cash flows from operations, minimal revenues and recurring operating losses.

         RESPONSE: Please see additional disclosures provided in the Prospectus Summary on page 2.

Summary Financial Data

5. COMMENT. Update the summary financial data.

         RESPONSE: We have updated the summary financial data table on page 2 in the Prospectus Summary.

6. COMMENT. A column should be added to include financial information for the most recent period reported (i.e., quarter ended 8/31/04). Please revise.

         RESPONSE: We have added a column to the summary financial data table on page 2 in the Prospectus Summary to include financial information for the quarter ended August 31, 2004.

7. COMMENT. Correct the reference to working capital of $77,997. The company has a deficit in working capital of nearly $600,000 at May 31, 2004 and at August 31, 2004.

         RESPONSE: We have corrected the reference to working capital in the summary financial data table on page 2 in the Prospectus Summary.


Risk Factors

8. COMMENT. Your risk factor subheadings are not visually distinctive from the general text. We suggest you use bold-faced type or number the risk factors to clearly indicate the subheadings.

         RESPONSE: We have added bold-faced type to more clearly indicate the risk factor subheadings on pages 4 through 8.

9. COMMENT. Review your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for risk factor 1 merely states the fact the company has a limited operating history. Please revise your subheadings so that they adequately describe the specific risk that results from the state fact. To assist you in this regard, we refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and updated version of Staff Legal Bulletin No. 7, dated Jun 7, 1999.

         RESPONSE: Please see revisions to the Company's risk factors on pages 4 through 8.

10. COMMENT. Please review your risk factors to [sic] so that each discusses a material risk to your potential shareholders. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Cancer Therapeutics, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or described circumstances or factual situations that are equally applicable to other similarly situated businesses. The following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:

     -  "We Have a Limited Operating  History"
     -  "We Are Heavily Dependent Upon Our Key Personnel..."
     -  "You May Not Agree With The Decisions of Our Management Team"
     -  "We Are Susceptible to Increased  Operating Costs"
     -  "Our Value Can Be Negatively Affected..."
     -  "A Purchase of Our Shares is a Speculative..."
     -  "You May Lack Liquidity..."


         RESPONSE: Please see revisions to the Company's risk factors on pages 4 through 8.

11. COMMENT. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed would have a material adverse effect on your business, income, financial condition, and/or operating results or your business may be harmed. For example, see the third risk factor. Instead, replace this language with specific disclosure of how your business, financial condition and/or operating results would be affected.

         RESPONSE: Please see revisions to the Company's risk factors on pages 4 through 8.

12. COMMENT. Please do not bundle risk factors. The ninth risk factor, for example, discusses six specific risks. You must devote separate narratives to each specific "operating risk" affecting your company.

         RESPONSE:  We have revised our risk factors accordingly on page 6.

13. COMMENT. In the first risk factor, clarify your disclosure referencing "any other business venture." What type of "business venture" does the company contemplate?

         RESPONSE:  Please see additional disclosures provided on page 4.

14. COMMENT. Since there is no market for your securities, please remove the comparisons and references to the Nasdaq in the thirteenth risk factor.

         RESPONSE:  We have removed the reference to Nasdaq on page 6.


Management's Discussion and Analysis

15. COMMENT. We believe your MD&A section could benefit from an "Overview" section that offers investors an introductory understanding of Cancer Therapeutics, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earn [sic] intends to earn revenue and income; and insight into material opportunities, challenges, risks and material trends and uncertainties. Consider providing an "Overview" section that includes an introduction of the industry-wide factors that management views as most relevant to the company. Finally, and to the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm. See also, Item 303 of Regulation S-B.

         RESPONSE: We have supplemented Management's Discussion and Analysis on page 13 in accordance with your comments.

16. COMMENT. Please discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to the guidance of Item 303(c) of Regulation S-B.

         RESPONSE:  Please see additional disclosures provided on page 15.

17. COMMENT. Please correct the impression given hereunder in the Business section that the company "is a U.S. producer and provider of treatments for cancer...". The company is merely in the research stage and has minimal revenues of any kind.

         RESPONSE: We have corrected the impression and have revised the Business Section on page 13 accordingly.

18. COMMENT. Concerning what revenues that have been earned, indicate what kind of revenues and their source. Disclose any concentration of revenues from one or a few sources.

         RESPONSE:  Please see additional disclosures provided on page 13.

19. COMMENT. Indicate on page nine if the bad debt write-off included material related party obligations.

         RESPONSE:  Please see additional disclosures provided on page 14.

20. COMMENT. Define "other project-based contract personnel."

         RESPONSE:  Please see additional disclosures provided on page 15.


Results of Operations

21. COMMENT. Please provide the disclosure required by Item 303(b)(2).

         RESPONSE: We have provided the additional disclosures required by Item 303(b)(2) of Regulation S-B.

22. COMMENT. Throughout this section you frequently identify one or more factors or events that contributed to a material change, but do not quantify the portion of the change that was attributable to each specific factor or event. For example, for the years ended May 31, 2004, compared to year ended May 31, 2003, you merely conclude that the decrease in bad debts expense was due to several large loans being written off during the fiscal year ended May 31, 2003. Review your disclosure throughout to present quantitative information about the factors you identify as contributors to material changes. See section III.D of Release 33-6833.

         RESPONSE:  Please see additional disclosures provided on page 14.

23. COMMENT. Discussion in this section should be expanded to include a comparative analysis for the quarters ended 8/31/04 and 8/31/03. Refer to Item 303(b)(2) of Regulation S-B. Please revise.

         RESPONSE:  We have revised discussion in this section accordingly..

24. COMMENT. Under "Bad Debt Expense" discussion should be expanded to provide detail of the large loans written off during the fiscal year ended 5/31/04. This description for each should include the nature and content of the loan, to whom it was made, the amount and the reason(s) it was written off in light of your dependency on future fundraising efforts to provide the minimum capital.

         RESPONSE:  Please see additional disclosures provided on page 14.

25. COMMENT. Under "General and Administrative Expenses" discussion should be expanded to clarify which expenses decreased with a comparative analysis explaining the underlying reason(s) for each substantive change.

         RESPONSE:  Please see additional disclosures provided on page 14.

26. COMMENT. Under "Professional Fees" expand discussion to indicate how accounting services and legal fees incurred during fiscal year ended 5/31/03 were classified on the statement of operations. Otherwise, state why none were incurred during this period.

         RESPONSE: We have expanded our discussion under "Professional Fees" on page 14.


Liquidity and Capital Resources

27. COMMENT. The financial condition of this company is dire, it is essentially insolvent, with defaulted loans, Internal Revenue problems and substantial deficits in working capital and net worth. This section should be completely revised accordingly and updated through at least the latest balance sheet presented.

         RESPONSE:  We have revised this section accordingly on page 15.

28. COMMENT. Remove the reference to "business cash flows" as there are only deficit cash flows.

         RESPONSE:  We have removed the reference on page 15.

29. COMMENT. Disclosure in this section should be updated to include the most recent interim period reported.

         RESPONSE: We have updated this section to include the most recent interim period.

30. COMMENT. This section should be expanded to address the impact the write-off of loans during the fiscal year ended 5/31/03 had on your liquidity and availability of capital.

         RESPONSE:  Please see additional disclosures provided on page 15.


Business

31. COMMENT. Please revise the disclosure in this section and throughout your registration statement to clarify the current status of your operations. Your description of the products, services, and business of your company consist of a general overview of the company's biotherapy approaches but does little to provide a potential investor with a clear understanding of your business, how it operates, and how you achieve revenue. Please review your disclosure to provide a greater discussion of the business Cancer Therapeutics, Inc. that is tailored toward giving a potential investor an accurate sense of how the business operates and whether all of the company's biotherapy approaches are currently being offered to the market, or instead, are still in their development stage.

         RESPONSE: We have added additional disclosures in the Company's "Business" section.


The Business of Cancer Therapeutics

32. COMMENT. Much of the disclosure in this section of the prospectus, in many respects, appears promotional, rather than factual, and should be revised to remove all promotional statements. We specifically direct your attention to the disclosure, for example, referencing your company as an "experienced U.S. producer..." (page 10) and to the statement that biotherapy is a "promising treatment" (page 11).

         RESPONSE: We have eliminated promotional statements relating to the business of Cancer Therapeutics.

33. COMMENT. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must adopt the information as the company's own or provide a consent for its use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the following. This is not an exhaustive list.

     - the statement that "[o]ver the past two decades, the acceptance of biotherapy treatment among oncologists and cancer patients has dramatically increased" (page 10);
     - the statement that "[b]iotherapy is recognized as an exceptional treatment..." (page 10);
     - the statement that "[s]ince 1980, a fourth modality, biotherapy..." (page 10);
     - the statement that "[w]e believe that biotherapy offers the best opportunity for truly specific and effective cancer treatments..." (pages 10-11);
     - the statement that "[t]he reinfusion of these activated cells can influence the status of the immune system in a positive way and help eradicate the disease..." (page 11);
     - the disclosure regarding the lifestyle for the developmental process of Tumor Derived Activated Cells (page 11);
     - the statement that "cellular technologies have excelled where chemotherapy surgery, and radiation therapies have traditionally had limited success" (page 11);
     - the percentages referenced in the disclosure contained in the "Biotherapy Treatment" subsection particularly that which cites statistics attributed to the National Institute of Cancer and the American Cancer Society (page 12);
     - the disclosure in the first two paragraphs of the "Annual Tarket [sic] Market" subsection (page 12);
     - the disclosure in the first paragraph of the "Strategy" subsection (pages 13-14)


         RESPONSE: Please see additional disclosures provided on pages 16 through 23.


Technology

34. COMMENT. On page 11, please elaborate on the statement that "[c]ertain activated cells play a major role in the battle against cancer and methodologies are being developed to activate and expand a patient's own immune cells outside the body..."

         RESPONSE:  Please see additional disclosures provided on page 16.


Services

35. COMMENT. We note disclosure referencing "specialized proprietary processes." Please elaborate on the proprietary nature of your services and technology. If necessary, please devote a separate section of the prospectus to this disclosure.

         RESPONSE:  Please see additional disclosures provided on page 17.

36. COMMENT. Please disclosure the timeframe associated with the lifecycle for the developmental process of Tumor Derived Activated Cells on page 11.

         RESPONSE:  Please see additional disclosures provided on page 18.

37. COMMENT. Please provide a greater discussion of patient-specific vaccines on page 11. Currently, the disclosure does not address whether this service is available to the market. If it is not, then please disclose the steps that are being taken to bring the service to market.

         RESPONSE:  Please see additional disclosures provided on page 18.


Biotherapy Treatment

38. COMMENT. On page 12, disclosure references a "diagram," however, no diagrams appear in the prospectus. Please revise or advise.

         RESPONSE:  We have removed this sentence referencing a "diagram."


Competition

39. COMMENT. We note reference to the company's "strategic location." Please elaborate on the factors that make the company's location "strategic" and how the company believes it can differentiate itself from its competition based upon its location.

         RESPONSE:  Please see additional disclosures provided on page 21.

40. COMMENT. Specifically disclose how the company intends to expand its marketing networks and how it intends to establish a national presence for its services.

         RESPONSE:  Please see additional disclosures provided on page 21.

41. COMMENT. Please disclose the source of the information regarding your competitors Xcyte Therapies, Inc., Antigenics, Inc. AVAX Technologies, Inc., Intracel Corporation, and Cryoma Laboratories. We may have further comment.

         RESPONSE:  Please see additional disclosures provided on page 23.

Government Approval

42. COMMENT. Please expand your disclosure regarding governmental approval of your products and services. Please disclose the costs and timeframes associated for achieving FDA approval for INDs 2792, 6533, 8725. Also, explain how the failure to possess FDA approval impacts your operations, financially and otherwise.

         RESPONSE:  Please see additional disclosures provided on page 23.


Directors, Executive Officers, and Control Persons

43. COMMENT. We note that Dr. Oldham serves as a scientific consultant to Xcyte Therapies - one of the company's competitors. Please disclose all potential conflicts of interest and the steps management intends to takes to minimize the conflicts.

         RESPONSE: Dr. Oldham served as a scientific consultant to Xcyte Therapies from June, 2002 until December, 2002, at which time he resigned from his advisory role with Xcyte. We have revised his background summary accordingly.

44. COMMENT. The business experience of each management member for at least the past 5 years should include the name of the entity with whom the position was held and the business of the entity. Please revise.

         RESPONSE: We have revised the description of the business experience of the officers and directors on page 25.

45. COMMENT. John D. Thomas appears to be a significant employee, based on the information filed as exhibit 10.2, and subject to Item 401(b) of Regulation S-B and/or counsel required to be named pursuant to Item 509. Please include the required disclosure.

         RESPONSE:  Please see additional disclosures provided on page 26.


Certain Relationships and Related Transactions

46. COMMENT. Please reconcile the disclosure here with [sic] that contained in
Note 7 to the financial statements. Also, indicate any obligations in default.

         RESPONSE: Please see additional disclosures provided under Certain Relationships and Related Transactions on pages 27&28.

47. COMMENT. Please further describe the nature and extent of Industrial Management & Equity Limited's services in connection with the "financial advisory agreement" and the sale of securities to the entity on September 20, 2004.

         RESPONSE: Please see additional disclosures concerning the services provided by IME on page 28.

48. COMMENT. The "amounts owed" in each of the transactions discussed hereunder should be quantified.

         RESPONSE: We have included the amounts owed in each of the transactions described on page 28.

49. COMMENT. Since common shares were sold for cash on 5/20/04 at $0.375 per share, in a supplemental note explain the basis for valuing 1.3 million shares issued to your corporate counsel at $0.05 per share on 5/10/04. In this connection, explain how the valuations of shares issued in September 2004 were determined. Please indicate the value of shares issued on 9/15/04 and 9/20/04. We note that each of these was a related party transaction. Also, for the 1 million shares issued to your Chief Financial Officer, explain what the "engagement of accounting services" consisted of considering that is the general basis of his employment. Confirm that all expenses were recorded during the period incurred. We may have further comment after reviewing your response.

         RESPONSE:  Please see additional disclosures provided on page 28.


Market for Common Equity...

50. COMMENT. Revise the reference to the date of the registration statement. Registration statements do not carry a date.

         RESPONSE: We have eliminated the reference to the date of the registration statement on page 29.


Security Ownership of Certain Beneficial...

51. COMMENT. Footnote (4) to the table should disclose the control person(s) of Healthcare Enterprise Group as the ultimate beneficial owner(s) of the 400,000 shares.

         RESPONSE: Please see additional disclosures provided in the footnotes on page 35.


Plan of Distribution

52. COMMENT. Disclose the expenses paid to date and to be paid by the company on shareholders' behalf. Explain where the cash expenses will come from given the very limited cash balance on the company's balance sheet. State the cash balance on the company's books at the latest practicable date.

         RESPONSE: Please see additional disclosures provided on pages 37 through 39.

53. COMMENT. Revise the disclosure hereunder in accordance with our comment #1.

         RESPONSE: Consistent with our response to comment #1, we have revised the registration statement to cover the issuance of new shares instead of the resale of existing shares. Consequently, we have eliminated all references in this section to sales by existing security holders.


Legal Proceedings

54. COMMENT. Update the disclosure to the latest practicable date.

         RESPONSE: We have updated the disclosure regarding legal proceedings on page 39 to December 27, 2004.


Disclosure of Commission Position and Indemnification...

55. COMMENT. The two-page legal and boiler-plate language is unnecessary and off-putting. Please limit it to the plain-english effects of the provisions and the Commission position.

         RESPONSE:  Please see additional disclosures provided on pages 40 & 41.


Statements of Operations, page F-5

56. COMMENT. Disclosure in a footnote detail of those material accounts and loans receivable amounts as of 5/31/03 and 5/31/04 that have been deemed uncollectible by management and written off, and indicate the reason(s) why. We note there were no accounts or loans receivable recorded as of year end 5/31/04 and the quarter ended 8/31/04.

         RESPONSE:  Please see additional disclosures provided on page F/S-9.


Note 2 - Significant Accounting Policies
d. Revenue recognition policy, page F-8

57. COMMENT. According to information provided on page 10 of the Business section, you provide biotherapy services to patients on a "fee-for-service" basis (i.e., recognizing revenue as services are performed) - however, more information is needed about the services provided. Please explain to us the specific nature of these services in a representative engagement form contract signing to completion of the contract. In addition, indicate at what point the contract is completed. It appears that you recognize revenue on a costs-to-cost basis (as allowed under SOP 81-01). Please confirm supplementally. We may have further comment after reviewing your response.

         RESPONSE: The services the Company provides are Cryo, TDAC feasibility and production, Vaccine feasibility and production. A contract is signed at the beginning of an engagement for services. The revenue is not recognized until the services are performed.

58. COMMENT. Considering the significant amount of revenues recorded during fye 2003 and 2004, supplementally explain the absence of accounts receivables recorded during these periods.

         RESPONSE: No accounts receivable are recorded because all amounts have been paid prior to years' end.


Notes 7 and 8 - Notes Payable - Related Parties and Notes Payable, page F-12

59. COMMENT. For the notes in default, disclose whether payment on the outstanding amounts have been extended and if so, for how long. In this connection, disclose any action to foreclose by the holders. This comment also applies to notes in the interim financial statements. Please revise.

         RESPONSE: Please see additional disclosures provided in Notes 7 and 8 on page F/S-12.


Interim financial statements
Balance Sheet, page F-16

60. COMMENT. Correct the typographical error made on the amount of cash and cash equivalent as of 8/31/04.

         RESPONSE:  We have corrected the typographical error.



                Part II - Information Not Required in Prospectus

Exhibits
Legality Opinion

61. COMMENT. Please review your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution, and reported decisions interpreting those laws.

         RESPONSE:  Please see revisions to our legality opinion in Exhibit 5.1.

62. COMMENT. Revise the legality opinion to indicate that the common stock that is the subject of this resale registration statement is currently legally issued, fully paid, and non-assessable.

         RESPONSE: We have modified our legality opinion in view of the changes made in the registration statement concerning the registration of newly-issued shares instead of existing shares.


Signatures

63. COMMENT. Please have the principal accounting officer sign in this capacity.

         RESPONSE: The principal accounting officer of Cancer Therapeutics has signed the registration statement in this capacity.


         We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.



                                    Very truly yours,


                                    /s/ Kenneth I. Denos
                                    ----------------------
                                    Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner